RiverSource Life Insurance Company	Contract Number: 9925-0000000
70100 Ameriprise Financial Center	Owner: John Doe
Minneapolis, MN 55474	Effective Date: August 16, 2021

Interim Account Endorsement

This endorsement is made a part of the contract to which it is attached and is effective on the Contract Date unless otherwise provided. If there is any conflict between this endorsement and the contract, including any attached riders and endorsement provisions, these endorsement provisions take precedence.

We may offer, at Our discretion, an optional automated partial surrender transfer program. If You have elected this optional program, the Interim Account will be used to hold amounts for the automated partial surrenders.

On each Contract Anniversary (while You are enrolled in this program):

1.	the value in the Interim Account will be increased by any amounts transferred automatically to the Interim Account for the automated partial surrender transfer program; and

2.

before We process any other transfer instructions or auto rebalancing, We will transfer up to the annual total of the automated partial surrenders to the Interim Account according to procedures that are then currently in effect. Any transfer instructions or auto rebalancing will apply to any remaining Contract Value in the Interim Account, Fixed Account, and any Segments that mature on the next Contract Anniversary; and

3.

if You do not provide transfer instructions and You have not elected auto rebalancing, any Contract Value in the Interim Account that exceeds the annual total of the automated surrenders will be transferred to the Fixed Account (if available). If the Fixed Account is not available, the Contract Value will remain in the Interim Account.

You may cancel this program at any time. Any Contract Value in the Interim Account will remain in that account until the next Contract Anniversary. We reserve the right to no longer offer this automated partial surrender transfer program at any time.

RiverSource Life Insurance Company

Secretary

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